Exhibit 99.1

SOURCE: Neptune Technologies & Bioressources Inc.	PRESS RELEASE

Neptune penetrates Asia by partnering with Chinese SKFC,
the world's largest fleet owner of fishing Vessels

Laval, Québec, CANADA – September 19, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ.NEPT - TSX.V.NTB) announces the conclusion of a Memorendum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) (together the “Parties”) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology that will manufacture and commercialize Neptune’s krill products in Asia, the world's largest market for such products.

The initial cost of the project will reach up to USD $30,000,000 (financed be Chinese Banks and the Parties) to realize the construction of a state of the art production facility using Neptune Proprietary Production Technology in China as well as for immediately developing a strong commercial distribution network for Asia. According to the agreement, SKFC will supply all the raw material and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up front payment as well as for royalty payments.

‘‘We are extremely pleased to partner with Neptune as it is the desire of the Chinese government to develop value-added products from primary fishing industry’’ stated Tang Qiqing, Chairman of the Board of SKFC.

‘‘After evaluating different Companies in the krill oil business, it became obvious to us that Neptune had the best Proprietary Production Technology and IP protection and became our preferred choice. We are pleased to have concluded this MOU as both parties negotiated in the best interest of their respective shareholders’’ stated Zhou Jinwang, Director of the Board of SKFC.

‘‘This major milestone was part of SKFC’s development plan in order to become the world's largest krill fishing company. This partnership should generate production and sales of up to 500MT of krill oil over the next five years.’’ stated Xie Feng, Chief Executive Officer of SKFC.

About the Chinese Market

China is one of the fastest growing markets in the world. Not only is China’s total population the largest in the world by far (1.3 billion people), its economic situation is also growing at the fast pace. The Annual Disposable income per capita almost doubled from 2005 to 2009 and the trend is expected to continue in the same direction in the foreseeable future. The Asian market now represents more than 30% of all Omega 3 market worldwide, China being the largest player in Asia.

Living standards are generally rising while health concerns are increasing which has translated into a growth in sales in the health food industry. Market information shows that the foreign health products in 2007 only accounted for 7% of the total number of products available but with an important market share of more than 40%. With the continuous entry of foreign brands, the percentage will continue to rise. In 2007, Chinese medicine and health imported products reached USD $14 billion with an increase of 26.6% . The global nutrition industry players believe that China is the region that will offer the greatest growth opportunities for the next years to come, ahead of the United States.

‘‘It has always been part of Neptune’ strategy to partner with the best and in this case with the largest player in the fishing industry serving also one of the world’s fastest growing market, the Asian Market.’’ stated Henri Harland, Chief Executive Officer of Neptune. ‘‘We did our homework and after years of due diligence we finely found for the Asian Market the right partner sharing the same interest for creating shareholders’ value.’’ he added.

‘‘We are extremely proud to partner with a well-established Chinese organization such as SKFC which will facilitate the commercialisation challenges that foreign companies may face when introducing new products in the Asian market. The fact that krill is already a recognized food source in certain Asian regions will also contribute to ease Neptune’s Krill Oil commercialisation by Neptune-SKFC Biotechnology since Asian’s consumers are predisposed to consume krill oil.’’ stated Andre Godin, Chief Financial Officer of Neptune.

The board of Directors of Neptune-SKFC Biotechnology will consist of 6 members, 3 representatives from Neptune and 3 representatives from SKFC. The MOU is also subject to the approval of each Party’s Board Members as well as from Chinese government authorities. The Chairman will be designated by SKFC and the CEO by Neptune.

About SKFC

SKFC is a publicly listed Company in China and is 43% owned by Shanghai Fisheries General Corporation (SFGC), a very large fishing conglomerate owned by the Government of China. In total, SFGC is involved with more than 30 wholly-owned or J/V companies. They are specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. They are present in more than 10 countries and employ more than 4,000 employees. SKFC has also the largest fleet of vessels of krill harvesting in the Antarctic Ocean which will secure supply to Neptune-SKFC Biotechnology as well as Neptune.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, CFO
+1.450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.